UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended November 30, 1997
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-4663
                       -------



              HUGHES SALARIED EMPLOYEES' THRIFT AND SAVINGS PLAN

         HUGHES CALIFORNIA HOURLY EMPLOYEES' THRIFT AND SAVINGS PLAN

         HUGHES TUCSON BARGAINING EMPLOYEES' THRIFT AND SAVINGS PLAN

                         HUGHES THRIFT AND SAVINGS PLAN


                         Hughes Electronics Corporation
                             200 N. Sepulveda Blvd.
                        El Segundo, California 90245-0956
                      ----------------------------------
                     (Full titles and address of the plans)


                           General Motors Corporation
              100 Renaissance Center, Detroit, Michigan 48265-1000
             ----------------------------------------------------
              (Name of issuer of the securities held pursuant to
                       the plans and the address of its
                          principal executive offices)


Registrant's telephone number, including area code (313) 556-5000

          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                                Peter R. Bible
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                100 Renaissance Center
                                                Detroit, Michigan 48265-1000

FINANCIAL STATEMENTS AND EXHIBIT
---------------------------------


(a)   FINANCIAL STATEMENTS
      --------------------

      Hughes Salaried Employees' Thrift and Savings Plan ("Salaried"), Hughes California Hourly Employees' Thrift and Savings Plan ("California Hourly"), Hughes Tucson Bargaining Employees' Thrift and Savings Plan ("Tucson Bargaining"), and Hughes Thrift and Savings Plan ("Thrift and Savings") (collectively, the "Hughes Electronics Corporation Employees' Thrift and Savings Plans" or the "Plans").

                                                                  Page No.
                                                                  --------

      Independent Auditors' Report...............................     7

      Financial Statements:
      --------------------

      Statements of Net Assets Available for Benefits by Plan as of
        November 30, 1997 and 1996................................    8

      Statements of Changes in Net Assets Available for Benefits
        by Plan for the years ended November 30, 1997 and 1996.....   9

      Notes to Financial Statements................................  10


      Supplemental Schedules Omitted
      ------------------------------

      Supplemental schedules are omitted because of the absence of conditions under which they are required.

(b)   EXHIBIT
      -------

      Exhibit 23 - Consent of Independent Auditors.................  17

                                  SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Salaried Employees' Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 Hughes Salaried Employees'
                                                 Thrift and Savings Plan
                                               --------------------------
                                                     (Name of Plan)


Date:  May 15, 1998                  By


                                               /s/Sandra L. Harrison
                                               -----------------------
                                                  (Sandra L. Harrison,
                                               Chairman, Administrative
                                                      Committee)

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes California Hourly Employees' Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                Hughes California Hourly
Employees' Thrift and Savings
                                                           Plan
                                               --------------------------
                                                     (Name of Plan)


Date:  May 15, 1998                  By


                                               /s/Sandra L. Harrison
                                               -----------------------
                                                  (Sandra L. Harrison,
                                               Chairman, Administrative
                                                      Committee)

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Tucson Bargaining Employees' Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                  Hughes Tucson Bargaining
Employees' Thrift and Savings
                                                           Plan
                                               --------------------------
                                                     (Name of Plan)


Date:  May 15, 1998                  By


                                               /s/Sandra L. Harrison
                                               -----------------------
                                                  (Sandra L. Harrison,
                                               Chairman, Administrative
                                                      Committee)

                            SIGNATURE (concluded)

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               Hughes Thrift and Savings Plan
                                               ------------------------------
                                                        (Name of Plan)


Date:  May 15, 1998                  By


                                               /s/Sandra L. Harrison
                                               -----------------------
                                                  (Sandra L. Harrison,
                                               Chairman, Administrative
                                                      Committee)

INDEPENDENT AUDITORS' REPORT
----------------------------

Hughes Electronics Corporation Employees' Thrift and Savings Plans:

We have audited the accompanying Statements of Net Assets Available for Benefits by Plan of the Hughes Salaried Employees' Thrift and Savings Plan, the Hughes California Hourly Employees' Thrift and Savings Plan, the Hughes Tucson Bargaining Employees' Thrift and Savings Plan, and the Hughes Thrift and Savings Plan (collectively, the "Plans") as of November 30, 1997 and 1996 and the related Statements of Changes in Net Assets Available for Benefits by Plan for the years then ended. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plans at November 30, 1997 and 1996 and the changes in their net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.





/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Los Angeles, California
May 7, 1998

                         HUGHES ELECTRONICS CORPORATION
                     EMPLOYEES' THRIFT AND SAVINGS PLANS
           STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY PLAN

NOVEMBER 30, 1997

                                                           THRIFT
                                    CALIFORNIA   TUCSON      AND
                         SALARIED     HOURLY   BARGAINING  SAVINGS   TOTAL
                        ----------  ---------- ----------  ------- ----------
                                        (Dollars in Thousands)

INVESTMENT IN HUGHES
MASTER TRUST:
  Equity Fund           $2,180,430     $80,704    $27,386  $11,000 $2,299,520
  Fixed Income Fund        949,018      50,756     14,646    3,636  1,018,056
  Class H Common
    Stock Fund             937,605      36,371     16,972   11,504  1,002,452
  Balanced Fund            693,395      15,610      5,350    4,829    719,184
  Loan Fund                107,214      10,904      6,012    1,263    125,393
                        ----------    --------    -------  ------- ----------
TOTAL                    4,867,662    194,345      70,366   32,232  5,164,605

CONTRIBUTIONS
RECEIVABLE:
  Employee                  12,997        663         256      258     14,174
  Employer                   4,732        326         124       93      5,275
                        ----------    --------    -------  ------- ----------
NET ASSETS AVAILABLE
  FOR BENEFITS          $4,885,391   $195,334     $70,746  $32,583 $5,184,054
                        ==========    ========    =======  ======= ==========




NOVEMBER 30, 1996

                                                           THRIFT
                                    CALIFORNIA   TUCSON      AND
                         SALARIED     HOURLY   BARGAINING  SAVINGS   TOTAL
                        ----------  ---------- ----------  ------- ----------
                                        (Dollars in Thousands)

INVESTMENT IN HUGHES
MASTER TRUST:
  Equity Fund           $1,743,376     $64,761    $22,155   $7,810 $1,838,102
  Fixed Income Fund        991,155      53,683     16,069    3,566  1,064,473
  Class H Common
    Stock Fund             739,446      28,398     13,504    9,286    790,634
  Balanced Fund            543,906      12,276      3,738    3,576    563,496
  Loan Fund                108,970       9,916      4,716      616    124,218
                        ----------    --------    -------  ------- ----------
TOTAL                    4,126,853    169,034      60,182   24,854  4,380,923

CONTRIBUTIONS
RECEIVABLE:
  Employee                  13,365        622         343      252     14,582
  Employer                                237         135       90        462
                        ----------    --------    -------  ------- ----------
NET ASSETS AVAILABLE
  FOR BENEFITS          $4,140,218   $169,893     $60,660  $25,196 $4,395,967
                        ==========    ========    =======  ======= ==========




See notes to financial statements.

                         HUGHES ELECTRONICS CORPORATION
                     EMPLOYEES' THRIFT AND SAVINGS PLANS
      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY PLAN

FOR THE YEAR ENDED NOVEMBER 30, 1997
                                                           THRIFT
                                    CALIFORNIA   TUCSON      AND
                         SALARIED     HOURLY   BARGAINING  SAVINGS   TOTAL
                        ----------  ---------- ----------  ------- ----------
                                        (Dollars in Thousands)
INVESTMENT ACTIVITIES:
  Net investment income from
    the Master Trust      $773,056     $24,488    $11,863   $5,729   $815,136
                        ----------    --------    -------  ------- ----------
OTHER ACTIVITIES INCREASE
(DECREASE):
  Employee contributions   194,008       9,338      3,099    3,941    210,386
  Employer contributions    81,988       4,426      1,525    1,221     89,160
  Benefit payments        (303,879)    (12,811)          (6,401)       (3,504)
(326,595)
                        ----------    --------    -------  ------- ----------

INCREASE (DECREASE)        (27,883)        953     (1,777)   1,658    (27,049)
                        ----------    --------    -------  ------- ----------

INCREASE IN
  NET ASSETS AVAILABLE
  FOR BENEFITS             745,173      25,441     10,086    7,387    788,087
NET ASSETS AVAILABLE
  FOR BENEFITS, BEGINNING
  OF PERIOD              4,140,218     169,893     60,660   25,196  4,395,967
                        ----------    --------    -------  ------- ----------

NET ASSETS AVAILABLE
  FOR BENEFITS, END
  OF PERIOD             $4,885,391    $195,334    $70,746  $32,583 $5,184,054
                        ==========    ========    =======  ======= ==========

FOR THE YEAR ENDED NOVEMBER 30, 1996
                                                           THRIFT
                                    CALIFORNIA   TUCSON      AND
                         SALARIED     HOURLY   BARGAINING  SAVINGS   TOTAL
                        ----------  ---------- ----------  ------- ----------
                                        (Dollars in Thousands)
INVESTMENT ACTIVITIES:
  Net investment income from
    the Master Trust      $597,793     $21,914     $7,709   $3,344   $630,760
                        ----------    --------    -------  ------- ----------
OTHER ACTIVITIES INCREASE
(DECREASE):
  Employee contributions   167,342       7,432      3,231    3,420    181,425
  Employer contributions    57,030       3,041      1,305    1,161     62,537
  Benefit payments        (237,527)    (13,515)          (5,095)       (2,419)
(258,556)
                        ----------    --------    -------  ------- ----------

INCREASE (DECREASE)        (13,155)     (3,042)      (559)   2,162    (14,594)
                        ----------    --------    -------  ------- ----------

INCREASE IN
  NET ASSETS AVAILABLE
  FOR BENEFITS             584,638      18,872      7,150    5,506    616,166
NET ASSETS AVAILABLE
  FOR BENEFITS, BEGINNING
  OF PERIOD              3,555,580     151,021     53,510   19,690  3,779,801
                        ----------    --------    -------  ------- ----------

NET ASSETS AVAILABLE
  FOR BENEFITS, END
  OF PERIOD             $4,140,218    $169,893    $60,660  $25,196 $4,395,967
                        ==========    ========    =======  ======= ==========

See notes to financial statements.

                         HUGHES ELECTRONICS CORPORATION
                     EMPLOYEES' THRIFT AND SAVINGS PLANS
                        NOTES TO FINANCIAL STATEMENTS

NOTE 1.  PLAN DESCRIPTION AND RELATED INFORMATION

Description of the Plan - The accompanying financial statements are comprised of the accounts of the Hughes Salaried Employees' Thrift and Savings Plan (the "Salaried Plan"), the Hughes California Hourly Employees' Thrift and Savings Plan (the "California Hourly Plan"), the Hughes Tucson Bargaining Employees' Thrift and Savings Plan (the "Tucson Bargaining Plan"), and the Hughes Thrift and Savings Plan (the "Thrift and Savings Plan") (collectively, the "Plans").

Plan Administration - As of March 29, 1995, the Plans are administered by Administrative Committees whose members are appointed by Hughes Electronics Corporation (the Company or Hughes), a wholly owned subsidiary of General Motors Corporation ("GM"). Prior to March 29, 1995, the Plans were sponsored by Hughes Aircraft Company, a wholly owned subsidiary of the Company. The Trustee of the Plans is Bankers Trust Company (Bankers Trust). Additional Plan information is provided to the participants by the Company in the form of Summary Annual Reports. The Plans' expenses are paid by either the Plans or Hughes, as provided by the Plan documents.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plans participate in the Hughes Electronics Corporation Savings Plan Master Trust (the "Master Trust").

Basis of Acounting - The financial statements of the Plans are prepared on the accrual basis of accounting.

Investments - The Plans' investments in the Master Trust are presented at estimated fair value, which has been determined based on the fair value of the investments of the Master Trust.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Internal Revenue Service has ruled that the Plans are qualified under Section 401 of the Internal Revenue Code (the "Code") and are, therefore, not subject to Federal income taxes under present income tax laws. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements. Contributions by participants made on a "pre-tax" basis, the Company's matching contributions, and the earnings thereon are not subject to Federal income taxes to the participants until distributed from the Plans.

NOTE 3.  PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries that have adopted the respective Plans are eligible to participate in the Plans after 90 days of continuous employment. The Plans provide that eligible employees electing to become participants may contribute amounts within specified ranges through payroll deductions. The participants may direct these contributions to any of the four investment funds included in the Master Trust described in Note 6.

The Company contributes to the Class H Common Stock Fund an amount equal to 100% of the individual employee's contribution up to the first 3% of the employee's compensation, subject to certain limitations (except for the Thrift and Savings Plan which requires a 50% matching contribution up to the first 6% of the individual employee's compensation).

The Company's Board of Directors has resolved that, effective January 1, 1997, the Company contribution for employees participating in the Salaried Plan, the California Hourly Plan and the Tuscon Bargaining Plan will be increased to an amount equal to 100% of the individual employee's contribution up to the first 4% of the employee's compensation, subject to certain limitations.

                         HUGHES ELECTRONICS CORPORATION
                     EMPLOYEES' THRIFT AND SAVINGS PLANS


Participants in the Salaried Plan, the California Hourly Plan and the Tucson Bargaining Plan are vested in the Company's contributions after two full plan years and become fully vested after five years of service. Participants in the Thrift and Savings Plan are vested in the Company's contributions after five years of service. Forfeited Company contributions are used to reduce future Company contributions to the Plans.

The Company reserves the right to terminate the Plans at any time. Upon such termination, the participants' rights to the Company's contributions vest immediately and the account balances are to be fully paid to the participants.

NOTE 4.  PARTICIPANT LOANS

Each Plan allows participants to borrow from their vested account balances, subject to certain limitations. The loans bear interest at the Bank of America, N.T. & S.A. prime rate plus 1% (which is fixed at the inception of the loan) and maturities may not exceed four years.

The loans (which are accounted for in the Loan Fund) are deducted from the participants' vested account balances based on their investment elections with respect to the funds described in Note 6. Loan repayments are credited to the participants' accounts in the same manner.

NOTE 5.  BENEFITS TO WITHDRAWING PARTICIPANTS

Net assets available for benefits include the following amounts which will be paid to participants who are withdrawing from the Plans:

  Plan                                          1997          1996
------------------                           -------       -------
                                            (Dollars in Thousands)

Salaried                                     $13,930       $41,272
California Hourly                                371         1,091
Tucson Bargaining                                385           813
Thrift and Savings                                92           391
                                             -------       -------
  Total                                      $14,778       $43,567
                                             =======       =======

NOTE 6.  INFORMATION CONCERNING THE MASTER TRUST

The Master Trust was created pursuant to a trust agreement between Hughes and Bankers Trust, as trustee of the funds, to permit the commingling of trust assets of the Plans and certain other employee benefit plans of the Company, for investment and administrative purposes. Each participating employee benefit plan has an interest in the net assets of the Master Trust and changes therein. The assets of the trust are held by Bankers Trust.

Investments of the Master Trust are managed by independent investment advisors, with the exception of one account in the Fixed Income Fund managed directly by a subsidiary of the Company who also performs certain other duties in relation to the oversight of the investments of the plans (with asset values at November 30, 1997 and 1996 of approximately $682,872,000 and $719,407,000, respectively).
Investment management fees paid by the Plans to the subsidiary for the account it manages were as follows:

  Plan                                          1997          1996
----------------------------------              ----          ----
                                             (Dollars in Thousands)

Salaried                                        $461          $434
California Hourly                                 25            23
Tucson Bargaining                                  7             7
Thrift and Savings                                 2             2
                                                ----          ----
  Total investment management fees              $495          $466
                                                ====          ====

                         HUGHES ELECTRONICS CORPORATION
                     EMPLOYEES' THRIFT AND SAVINGS PLANS


The Master Trust is composed of five funds: the Equity Fund, which invests primarily in equity securities; the Fixed Income Fund, which invests in certificates of deposit, short-term corporate debt and government securities, and contracts with insurance companies providing a guarantee of principal (backed by assets of the insurance company) and a specified rate of interest; the Class H Common Stock Fund, which invests in or holds shares of GM Class H Common Stock; the Balanced Fund, consisting primarily of investments in Equity and Debt Index Funds managed by Mellon Capital; and the Loan Fund, representing outstanding loans from employees who are participants in the Plans. Each Plan's share in the Master Trust's net assets is based upon the participant units and fund values (described below) of the participants in the Plan. The investment return of the Master Trust is allocated to the participating Plans based on the relative proportion of each Plan's net assets available for benefits in each fund.

Significant Accounting Policies
-------------------------------

Short-term investment funds and certificates of deposit are stated at cost, which approximates fair value. Investments in contracts with insurance companies are carried at contract value, which approximates fair value. Securities, except short-term fixed income obligations (obligations having maturities of less than one year), are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the period or, for listed securities having no sales reported and for unlisted securities, upon last-reported bid prices on that date. Short-term fixed income obligations are stated at amortized cost, which approximates fair value. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Dividends declared but not received are accrued on the ex-dividend date. Interest income is recognized on the accrual basis.

Participants may elect to have their contributions invested in proportionate shares of each such fund. The assets of the Trust are held by Bankers Trust.

The following schedules summarize the net assets and net investment income of the Master Trust.



                         HUGHES ELECTRONICS CORPORATION
                       EMPLOYEES' THRIFT AND SAVINGS PLANS

a) NET ASSETS OF THE MASTER TRUST

NOVEMBER 30, 1997
                                  FIXED     CLASS H
                       EQUITY    INCOME      COMMON  BALANCED   LOAN
                        FUND      FUND       STOCK     FUND     FUND      TOTAL
                      --------  ----------  -------  -------- --------  ----------
                                       (Dollars in Thousands)

INVESTMENTS:
  Short-term
    investment funds   $96,328    $230,302      $958     $496     $419    $328,503
  Certificates
    of deposit               -     149,956         -        -        -     149,956
  Short-term United
    States Government
    obligations              -           -         -        -        -           -
  Long-term United
    States Government
    obligations              -           -         -        -        -           -
  Short-term corporate
    obligations              -     561,852         -        -        -     561,852
  Long-term corporate
    obligations              -           -         -        -        -           -
  Common stocks      1,199,196           -         -        -        -   1,199,196
  Common Stock-
    GM Class H               -           -   987,587        -        -     987,587
  Pooled investments   978,025           -         -        -        -     978,025
  Preferred stock        2,623           -         -        -        -       2,623
  Insurance contracts        -      87,418         -        -        -      87,418
  Loan receivable
    from participants        -           -         -        -  127,026     127,026
  Other                      -           -         -  717,334        -     717,334
                    ----------  ---------- -------- --------- --------  ----------
      Total
        investments  2,276,172   1,029,528   988,545  717,830  127,445   5,139,520
  Dividends and
    interest receivable      -      15,492     3,865  128,585       66     148,008
  Receivable for
    securities sold     11,777           -         -        -       16      11,793
  Interfund accounts    16,088     (26,317)   10,465    1,604   (1,840)          -
  Payable for securi-
    ties purchased      (3,704)          -         - (128,301)     (14)   (132,019)
  Contributions
    receivable           7,173       2,407     7,070    2,799        -      19,449
  Other                   (814)       (647)     (422)    (534)    (280)     (2,697)
                      --------  ---------  ---------  -------  -------   ---------
NET ASSETS OF THE
  MASTER TRUST      $2,306,692  $1,020,463$1,009,523 $721,983 $125,393  $5,184,054
                     =========  =========  =========  =======  =======   =========

NET ASSETS OF THE
  MASTER TRUST
  BY PLAN:
  Salaried          $2,187,096    $951,037  $943,954 $696,090 $107,214  $4,885,391
  California Hourly     80,967      51,008    36,794   15,661   10,904     195,334
  Tucson Bargaining     27,521      14,745    17,113    5,355    6,012      70,746
  Thrift and Savings    11,108       3,673    11,662    4,877    1,263      32,583
  Other                      -           -         -        -        -           -
                      --------  ---------  ---------  -------  -------   ---------
TOTAL               $2,306,692  $1,020,463$1,009,523 $721,983 $125,393  $5,184,054
                     =========  =========  =========  =======  =======   =========



                         HUGHES ELECTRONICS CORPORATION
                       EMPLOYEES' THRIFT AND SAVINGS PLANS

a) NET ASSETS OF THE MASTER TRUST

NOVEMBER 30, 1996
                                  FIXED     CLASS H
                       EQUITY    INCOME      COMMON  BALANCED   LOAN
                        FUND      FUND       STOCK     FUND     FUND      TOTAL
                      --------  ----------  -------  -------- --------  ----------
                                       (Dollars in Thousands)

INVESTMENTS:
  Short-term
    investment funds   $73,743     $70,955   $4,011       $18     $309    $149,036
  Certificates
    of deposit               -     235,020        -         -        -     235,020
  Short-term United
    States Government
    obligations              -       9,981        -         -        -       9,981
  Long-term United
    States Government
    obligations              -           -        -         -        -           -
  Short-term corporate
    obligations              -           -        -         -        -           -
  Long-term corporate
    obligations              -     567,623        -         -        -     567,623
  Common stocks      1,263,487      67,585        -         -        -   1,331,072
  Common Stock-
    GM Class H               -           -  783,795         -        -     783,795
  Pooled investments   499,756           -        -         -        -     499,756
  Preferred stock        1,041           -        -         -        -       1,041
  Insurance contracts        -     101,672        -         -        -     101,672
  Loan receivable
    from participants        -           -        -         -  124,010     124,010
  Other                      -           -        -   560,252        -     560,252
                    ----------  ---------- --------  -------- --------  ----------
      Total
        investments  1,838,027   1,052,836  787,806   560,270  124,319   4,363,258
  Dividends and
    interest receivable      -      14,229    3,502         -        -      17,731
  Receivable for
    securities sold     11,432           -        -         -        -      11,432
  Interfund accounts    (1,273)     (2,088)    (481)    4,168     (326)          -
  Payable for securi-
    ties purchased      (9,259)          -        -    (2,100)       -     (11,359)
  Contributions
    receivable           6,993       3,025    2,311     2,715        -      15,044
  Other                   (825)       (504)    (193)    1,158      225        (139)
                      --------  ---------- --------  -------- --------  ----------
NET ASSETS OF THE
  MASTER TRUST      $1,845,095  $1,067,498 $792,945  $566,211 $124,218  $4,395,967
                    ==========  ========== ========  ======== ========  ==========

NET ASSETS OF THE
  MASTER TRUST
  BY PLAN:
  Salaried          $1,749,876    $993,719 $741,130  $546,522 $108,971  $4,140,218
California Hourly       65,011      53,950   28,709    12,307    9,916     169,893
  Tucson Bargaining     22,311      16,211   13,667     3,755    4,716      60,660
  Thrift and Savings     7,897       3,618    9,439     3,627      615      25,196
  Other                      -           -        -         -        -           -
                      --------  ---------- --------  -------- --------  ----------
TOTAL               $1,845,095  $1,067,498 $792,945  $566,211 $124,218  $4,395,967
                    ==========  ========== ========  ======== ========  ==========

                         HUGHES ELECTRONICS CORPORATION
                       EMPLOYEES' THRIFT AND SAVINGS PLANS

b) MASTER TRUST NET INVESTMENT INCOME

FOR THE YEAR ENDED NOVEMBER 30, 1997
                                    FIXED   CLASS H
                         EQUITY    INCOME    COMMON  BALANCED    LOAN
                          FUND      FUND     STOCK     FUND      FUND      TOTAL
                        --------  --------  -------  --------   ------   ---------
                                        (Dollars in Thousands)

INVESTMENT INCOME AND
EXPENSES:
  Interest and other
    income             $      -    $63,452     $523  $206,867   $8,586    $279,428
  Dividends               20,960         -   15,062         -        -      36,022
  Net change in
    fair value
    of investments       448,580    (9,819) 147,471   (76,542)       -     509,690
  Investment management
    and trustee fees      (5,103)   (1,592)    (597)   (2,712)       -     (10,004)
                        --------   ------- --------   -------   ------    --------
NET INVESTMENT INCOME   $464,437   $52,041 $162,459  $127,613   $8,586    $815,136
                        ========   ======= ========   =======   ======    ========



FOR THE YEAR ENDED NOVEMBER 30, 1996

                                    FIXED   CLASS H
                         EQUITY    INCOME    COMMON  BALANCED    LOAN
                          FUND      FUND     STOCK     FUND      FUND      TOTAL
                        --------  --------  -------  --------   ------   ---------
                                        (Dollars in Thousands)

INVESTMENT INCOME AND
EXPENSES:
  Interest and other
    income                  $993   $61,275     $734   $62,488   $9,353    $134,843
  Dividends               24,889         -   13,154         -        -      38,043
  Net change in
    fair value
    of investments       330,956    (1,163) 103,681    34,695       11     468,180
  Investment management
    and trustee fees      (5,137)   (1,732)    (679)   (2,758)       -     (10,306)
                        --------   ------- --------   -------   ------    --------
NET INVESTMENT INCOME   $351,701   $58,380 $116,890   $94,425   $9,364    $630,760
                        ========   ======= ========   =======   ======    ========


                         HUGHES ELECTRONICS CORPORATION
                       EMPLOYEES' THRIFT AND SAVINGS PLANS

Note 7.  Subsequent Events

On December 17, 1997, General Motors completed the restructuring of its Hughes Electronics subsidiary, including the spin-off and merger of its defense unit with the Raytheon Company. As part of the restructuring, the Plan participants' GM Class H common stock was converted to two new classes of stock, new GM Class H and Raytheon Class A.

The defense unit Plan participants may elect a voluntary transfer to another qualified defined contribution plan maintained by the Raytheon Company, ending with the valuation date of the fifth full month following the spin-off merger. The impact on the Plans has not been determined.

On June 1, 1998, the Plans will be merged as follows: (i) the Hughes Thrift and Savings Plan will be merged into the Hughes Salaried Employees' Thrift and Savings Plan and the Plan will be called the Hughes Non-Bargaining Employees Thrift and Savings Plan; (ii) the Hughes Tucson Bargaining Employees' Thrift and Savings Plan will be merged into the Hughes California Hourly Employees' Thrift and Savings Plan and the Plan will be called the Hughes Bargaining Employees Thrift and Savings Plan.